Exhibit 4.1

NUMBER

0

SHARES

Organized under the laws of the Republic of the Marshall Islands

TANKSHIPS INVESTMENT HOLDINGS INC.

Total Authorized Issue

500 Shares $0.01 Par Value

Common Stock

See Reverse for Certain Definitions

This Certifies that SPECIMEN

is a member of the above named Limited Liability Company and is entitled to the full benefits and privileges of such membership, subject to the duties and obligations, as more fully set forth in the Limited Liability Company Operating Agreement.

In Witness Whereof the Limited Liability Company has caused this Certificate to be executed by its duly authorized members this day of , , and its Limited Liability Company seal to be hereunto affixed.

Secretary

President

CORPKIT, NEW YORK